EXHIBIT 99.1

Dr. Jack Geltosky Elected to Medicenna Board of Directors

Medicenna Announces Results of Annual and Special Meeting of Shareholders

TORONTO and HOUSTON, Sept. 30, 2020 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. (“Medicenna” or the “Company”) (NASDAQ: MDNA, TSX: MDNA), a clinical stage immuno-oncology company, today announced the appointment of Dr. John (Jack) Geltosky to the Board of Directors of Medicenna and the voting results from the Company’s annual and special meeting of shareholders held today, September 30, 2020 in Toronto (the "Meeting"). A total of 61.56% of the issued and outstanding common shares of the Company were represented in person and by proxy at the Meeting.

“We are thrilled to be strengthening our Board with the appointment of Dr. Geltosky,” said Fahar Merchant, PhD, President and CEO of Medicenna. “His extensive management and business development experience will be an invaluable asset as we work to ensure Medicenna’s continued success. On behalf of Medicenna’s leadership, I would like to welcome Jack to our team and also extend our thanks to Mr. Andrew Strong for four years of distinguished service.”

Dr. Geltosky added, “Joining Medicenna’s board is a truly exciting opportunity. The best in class potential of the Company’s MDNA11 IL-2 super-agonist, combined with MDNA55’s compelling Phase 2 data package in recurrent glioblastoma, leave Medicenna well positioned to achieve near-term milestones and sustained growth. I look forward to working closely with Medicenna’s Board and management team to advance the Company’s pipeline of engineered interleukins and address unmet medical needs.”

Dr. Jack Geltosky is an experienced pharmaceutical licensing executive with a strong R&D background. He has an extensive commercial development and deal portfolio from his role as Vice President External Science, Technology & Licensing at Bristol Myers Squibb (BMS) as well as Vice President, Scientific Licensing, Worldwide Business Development at SmithKline Beecham (now GlaxoSmithKline). Dr. Geltosky also held roles of increasing responsibility within Johnson & Johnson over a 10-year period. He began his career as a research scientist at E.I. DuPont. Dr. Geltosky is currently the Chairman of the Product Development Review Council for Cancer Prevention and Research Institute of Texas (CPRIT), amd previously served as Senior Vice President of Business Development, Life Science at Arizona Technology Enterprises. Jack is currently Managing Director of JEG and Associates, LLC, a business development consultancy firm focused on biotech and pharmaceuticals. He holds a Ph.D. in biochemistry from the California Institute of Technology.

Medicenna is pleased to announce that all of the nominees listed in the management proxy circular dated August 21, 2020 were elected as directors.  Each of the directors was elected with greater than 99% of the votes cast by shareholders present at the Meeting or represented by proxy. The results of the vote are detailed below:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Dr. Fahar Merchant	22,306,905	99.680	71,600	0.320
Mr. Albert Beraldo	22,373,805	99.979	4,700	0.021
Ms. Karen Dawes	22,373,805	99.979	4,700	0.021
Dr. John (Jack) Geltosky	22,358,152	99.909	20,353	0.091
Ms. Rosemina Merchant	22,295,252	99.628	83,253	0.372
Dr. Chandrakant Panchal	22,306,885	99.680	71,620	0.320

Medicenna shareholders also voted to appoint PricewaterhouseCoopers LLP as auditor of the Company, to approve By-Law No#2 and to approve the unallocated options under the Company’s stock option plan.

About Medicenna

Medicenna is a clinical stage immunotherapy company focused on the development of novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first in class Empowered Cytokines™ (ECs) for the treatment of a broad range of cancers. Medicenna's long-acting IL2 Superkine asset, MDNA11, is potentially a best-in-class next-generation IL-2 with superior CD122 binding without CD25 affinity and therefore preferentially stimulating cancer killing effector T cells and NK cells when compared to competing IL-2 programs. It is anticipated that MDNA11 will be ready for the clinic in 2021. Medicenna's lead IL4-EC, MDNA55, has completed a Phase 2b clinical trial for recurrent glioblastoma (rGBM), the most common and uniformly fatal form of brain cancer. MDNA55 has been studied in five clinical trials involving 132 patients, including 112 adults with rGBM. MDNA55 has demonstrated compelling efficacy and has obtained Fast-Track and Orphan Drug status from the FDA and FDA/EMA, respectively. For more information, please visit www.medicenna.com.

This news release contains forward-looking statements relating to the future operations of the Company and other statements that are not historical facts. Forward-looking statements are often identified by terms such as "will", "may", "should", "anticipate", "expects", "believes" and similar expressions. All statements other than statements of historical fact, included in this release, including, without limitation, statements related to MDNA11 having best in class potential that Medicenna is well positioned to achieve near-term milestones and sustained growth and statements related to the future plans and objectives of the Company, are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the risks detailed in the annual information form of the Company dated May 14, 2020 and in other filings made by the Company with the applicable securities regulators from time to time.

The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect and that study results could change over time as the study is continuing to follow up all patients and new data are continually being received which could materially change study results. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements only as expressly required by Canadian securities law.

Further Information

For further information about the Company please contact:

Elizabeth Williams, Chief Financial Officer, 416-648-5555, ewilliams@medicenna.com

Investor Contact

For more investor information, please contact:

Dan Ferry, Managing Director, LifeSci Advisors, 617-430-7576, daniel@lifesciadvisors.com